PAESANO AKKASHIAN Attorney & Counselors Anthony R. Paesano Brian M. Akkashian Richard M. Apkarian Jr. Michael C. Davidson Daniel S. Hoops, Of Counsel	7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 P 248.792.6886 F 248.792.6885 7421 Beverly Boulevard, Suite 2 Los Angeles, California 90036 P 323.682.0700 F 323.682.0701

www.paesanoakkashian.com

July 11, 2013

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: ScanSys, Inc. (f/k/a Apex 7, Inc.)

Form 8-K dated June 12, 2013

Comment Letter dated July 5, 2013

File No. 000-54874

Dear Mr. Spirgel:

My Firm serves as legal counsel for ScanSys, Inc. (the "Company"). The Company respectfully requests an extension to file its response to the above-referenced Comment Letter and filing of its Form 8-K/A, if deemed warranted, by July 25, 2013. The original response date pursuant to the Comment Letter is July 15, 2013, and this is the Company's first requested extension.

The Company seeks an extension in order to coordinate the filing of consolidated financial statements on its June 2013 10-Q filing with its response to Comment 1 in the Comment Letter related to facts in support of the Company's position that it is no longer a shell company, as defined under Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act, and additionally to provide its amendments pursuant to Comments 2, 3 and 4, respectively.

To the extent the Commission denies this requested extension, please advise me so I may consult with my client in a timely manner. Thank you for your courtesy and consideration.

Very truly yours,

PAESANO AKKASHIAN, PC

Michael C. Davidson

cc:         Client

Richard Chiang

Anthony Paesano, Esq.